UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

     Thornton,                        John                L.
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   (Last)                           (First)             (Middle)
     c/o Goldman, Sachs & Co.
     85 Broad Street
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                                    (Street)

     New York,                        New York            10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Ford Motor Company
    (F)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Day/Year
    September 3, 2002
    September 4, 2002
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |            |          |       |   |               |     |          |    26,403    |    D    |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |   9/3/02   |          |   S   |   |       600     | D   |  $10.94  |              |    I    |  01,02   |
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |   9/4/02   |          |   P   |   |       600     | A   |  $10.995 |     -0-      |    I    |  01,02   |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
               |      |       |    |       |            |                 |                       |        |9.       |10.   |      |
               |2.    |       |    |       |            |                 |                       |        |Number   |Owner-|      |
               |Con-  |       |    |       |            |                 |                       |        |of       |ship  |      |
               |ver-  |       |3A. |       |            |                 |                       |        |Deriv-   |of    |      |
               |sion  |       |De- |       |5.          |                 |7.                     |        |ative    |Deriv-|11.   |
               |or    |       |emed|       |Number of   |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |Exer- |       |Exe-|       |Derivative  |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |cise  |       |cu- |4.     |Securities  |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |Price |3.     |tion|Trans- |Acquired (A)|Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |of    |Trans- |Date|action |or Disposed |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |Der-  |action |if  |Code   |of (D)      |(Month/Day/Year) |             |Amount   |ative   |Following|In-   |ficial|
Title of       |iva-  |Date   |any,|(Instr |(Instr. 3,  |-----------------|             |or       |Secur-  |Reported |direct|Owner-|
Derivative     |tive  |(Month/|(MM/|8)     |4 and 5)    |Date    |Expira- |             |Number   |ity     |Trans-   |(I)   |ship  |
Security       |Secu- |Day/   |DD/ |------ |------------|Exer-   |tion    |             |of       |(Instr. |action(s)|(Instr|(Instr|
(Instr. 3)     |rity  |Year)  |YY) |Code |V| (A)  | (D) |cisable |Date    |Title        |Shares   |5)      |(Instr.4)|4)    |4)    |
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
Ford Stock     |      |       |     | A  | |      |     |        |        |             |         |        |         |      |      |
Units          |  03  | 9/3/02|     |(03)| |  267 |     |   03   |   03   |Common Stock |   267   |   03   |  23,921 |  D   |      |
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Ford Stock     |      |       |     |    | |      |     |        |        |             |         |        |         |      |      |
Equivalents    |  04  |       |     |    | |      |     |   04   |   04   |Common Stock |  2,797  |        |   2,797 |  D   |      |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a Director, President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. ("GS Group"). Goldman, Sachs & Co. ("Goldman Sachs") is an indirect wholly-owned subsidiary of GS Group. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.

02: The securities reported herein as indirectly purchased and sold were purchased and sold and were beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

03: These Ford Stock Units result from dividend equivalents credited to the Reporting Person's account by the Company, without payment by the Reporting Person, under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to the Reporting Person, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.

04: These Ford Stock Equivalents were acquired under the Company's Restricted Stock Plan for Non-Employee Directors without payment by the Reporting Person. In general, approximately 20% of the initial grant of 3,496 Ford Stock Equivalents will be converted and distributed to the Reporting Person, without payment, in shares of Common Stock on June 1 of the 5 years commencing 6/1/2002.





By:  s/ Edward T. Joel                                      September 5, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                POWER OF ATTORNEY


The undersigned does hereby appoint Hans L. Reich,  Roger S. Begelman and Edward
T. Joel his lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of substitution and resubstitution, to execute for him and in his name any Statement of Changes in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5, or any similar or successor form, which may be required to be filed by him with the Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934, as amended and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS thereof the undersigned hereunto signed his name this 25th day of January 2001.




s/ John L. Thornton
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John L. Thornton